January 8, 2010
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN.:    Document Control — EDGAR

RE:	RiverSource Equity Series, Inc.
     (N- 14 File Number: 333-163374)
RiverSource Government Money Market Fund, Inc.
     (N- 14 File Number: 333-163371)
RiverSource Investment Series, Inc.
     (N- 14 File Number: 333-163373)
RiverSource International Managers Series, Inc.
     (N- 14 File Number: 333-163376)
Seligman Frontier Fund, Inc.
     (N- 14 File Number: 333-163378)
Seligman Value Fund Series, Inc.
     (N- 14 File Number: 333-163377)

Dear Ms. Mengiste:
This letter responds to comments received by telephone on December 23, 2009 for the above-referenced N-14 Registration Statements. Comments and responses are outlined below:
GENERAL COMMENTS
(ALL FUNDS)
Comment 1: For each proposal describe, how an accounting survivor was determined applying the factors identified by the Commission Staff in its No-Action Letter issued to North American Security Trust (August 5, 1994).
Response: See Exhibit A to this letter.
Comment 2: Include the consent of the Funds’ independent auditors in the Registration Statement Pre-Effective Amendment filings dated within 5 days of the filing thereof.
Response: The independent auditors’ consents will be filed as exhibits to the Pre-Effective Amendment filings and will be dated within 5 days of the filing.
Comment 3: In the section “Where To Get More Information” at the beginning of the proxy statement/ prospectus and on the cover page of the Statement of Additional Information (SAI) ensure references are to current documents already on file with the SEC.
Response: At the time Pre-Effective Amendment filings are filed with the SEC, all applicable documents referred to will be on file with the SEC.

PART A OF FORM N-14, THE COMBINED PROXY STATEMENT/PROSPECTUS
(ALL FUNDS, AS APPLICABLE)
FEES AND EXPENSES
Comment 4: In the lead-in paragraph to the Fees and Expenses of the Fund section, explain the following statement: “...the Fund’s annual operating expenses, if adjusted based on assets as of the date of this proxy statement/prospectus could be higher or lower than are expressed in the fee and expense tables below.”
Response: Consistent with Form N-1A and Form N-14 requirements, the annual operating expenses expressed in the fee and expense tables are based on each Fund’s average net assets during its most recently completed fiscal year. The additional disclosure referenced above is designed to inform shareholders of the variable nature of fund expense levels, i.e., that the actual expenses will vary depending on asset levels, which change over time. Disclosure has been included to inform shareholders that, to the extent Fund asset levels have declined — which would typically mean that Fund expenses have increased — the effect of such increases may be limited by commitments by the investment manager and its affiliates to waive fees and/or cap (reimburse) expenses. Any such commitments are outlined in the footnotes to the fee and expense tables.
Comment 5: Please explain the basis for the following statement in the last footnote on page 10: “In certain circumstances, the Fund’s Board may approve a change in the index.”
Response: In response to an SEC examination in 2004, the circumstances under which a change in the performance incentive adjustment index may be changed by the Fund’s Board was clarified. This change (i) was approved by shareholders in 2006 and (ii) is outlined in the Fund’s Statement of Additional Information.
Specifically, the Fund’s investment management services agreement provides:
Change in Index
If an Index ceases to be published for a period of more than 90 days, changes in any material respect, otherwise becomes impracticable or, at the discretion of the Board, is no longer appropriate to use for purposes of a performance incentive adjustment, for example, if Lipper reclassifies the Fund from one peer group to another, the Board may take action it deems appropriate and in the best interests of shareholders, including: (1) discontinuance of the performance incentive adjustment until such time as it approves a substitute index, or (2) adoption of a methodology to transition to a substitute index it has approved.
Comment 6: For the applicable Proposals, provide additional disclosure with respect to the Buying Fund’s higher portfolio turnover rate.
Response: For Proposals 4 and 5, where the Buying Fund’s portfolio turnover rate is higher than the Selling Fund’s, the following statement has been added to the lead-in paragraph of the Comparison of Principal Risk Factors section:
“Also, due to the fact that the Buying Fund’s portfolio turnover rate is higher than the Selling Fund’s as of their respective fiscal year ends, the Buying Fund’s shareholders may be impacted by higher taxable income when Fund shares are held in a taxable account.”
COMPARISON OF THE SELLING FUND AND THE BUYING FUND
Comparison of Principal Investment Strategies
Comment 7 (Proposal 5. Reorganization of Seligman Global Smaller Companies Fund into RiverSource Partners International Small Cap Fund): RiverSource Partners International Small Cap Fund’s name includes the term international. However, the Fund does not have an investment policy that at least 40% of the Fund’s assets will be invested outside the United States. Please explain.

Response: We understand that it is SEC guidance that although “global” is not defined in the Rule 35d-1, any fund with “global” in its name should have a policy that at least 40% of the Fund’s assets will be invested outside the United States. However, pursuant to Release No. IC-24828 (January 17, 2001), effective March 1, 2001, regarding Investment Company names, we have not included a policy based on the term “international” in the fund’s name. As stated in the release, “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms ...’international’...”. To further clarify, footnote 42 of the release states that, “...‘international’ and ‘global’ funds will not be subject to the rule.”
The release notes that the Division would expect investment companies using terms such as “international” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe RiverSource Partners International Small Cap Fund’s prospectus disclosure as well as the disclosure of the proxy statement/prospectus is sufficient in that it clearly states that “the Fund invests primarily in equity securities of non-U.S. companies.”
Comment 8 (Proposal 6. Reorganization of Tax-Exempt Money Market Fund into RiverSource Government Money Market Fund): Compare and contrast the Selling Fund’s fundamental policy of investing 80% of its net assets in bonds and other debt securities issued by state or local governmental units whose interest is exempt from federal income tax.
Response: The following language has been added to the lead-in paragraph to the Comparison of Principal Risk Factors section:
Comparison of Principal Risks:
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund generally are similar because both Funds are money market funds, although the Selling Fund invests primarily in municipal obligations (exempt from federal income tax and the alternative minimum tax), whereas the Buying Fund invests primarily in securities of the U.S. government, its agencies and instrumentalities. If the Reorganization is approved, it may result in tax implications for Selling Fund shareholders (becoming Buying Fund shareholders) since the Buying Fund generates income distributions subject to federal income tax. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.
Comparison of Principal Risk Factors
Comment 9: In the lead-in paragraph to the Comparison of Principal Risk Factors section, compare and contrast any material difference in the level of risk exposure for each Fund and the resulting consequences to the Selling Fund’s shareholders.
Response: Please see Exhibit B to this letter, which provides lead-in paragraphs for each Proposal’s Comparison of Principal Risk Factors section. Also the following statement has been added at the end of each Proposal’s Comparison of Principal Investment Strategies, Comparison of Fundamental Policies and Comparison of Nonfundamental Policies sections:
Differences in Funds’ Principal Investment Strategies, Fundamental and Nonfundamental Policies and current holdings, may expose Funds’ shareholders to potential increased risk factors, if any. The comparison of those risk factors are described in the “Comparison of Principal Risk Factors” section on page ___.
Tax Status of the Reorganizations
Comment 10: The Tax Status of the Reorganizations section states “An additional portion of or all of the portfolio assets of each Selling Fund may also be sold in connection with its Reorganization.” Please explain whether there are expected to be any major sell offs of portfolio securities and, if so, the tax consequences of such a realignment.

Response: No major sell offs of portfolio securities are expected as a result of the Reorganizations.
Reasons for the Proposed Reorganizations and Board Deliberations
Comment 11: For the proposed Reorganization of RiverSource Tax-Exempt Money Market Fund into RiverSource Government Money Market Fund, make a representation that the combined Fund will continue to comply with its policy of investing at least 80% of its net assets in high-quality, short-term money market securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities.
Response: The combined Fund will continue to comply with its policy of investing at least 80% of its net assets in high-quality, short-term money market securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities. This representation is based on the following:
Based on the Funds’ current asset levels, the portion of the Selling Fund’s portfolio required (“required portion”) to be held in the Buying Fund’s portfolio of securities after the Reorganization would equate to about 15% of the combined Fund and therefore will fall within the 20% basket. In addition, some securities of the required portion could potentially qualify for the types of investments mandated by the 80% policy of the Buying Fund.
Comment 12: Under Continuity of Investment, for Proposals 1, 2 and 3, confirm each Fund’s Board was considering Funds’ current investment strategies and holdings.
Response: For Proposals 1, 2 and 3 when considering continuity of investment, each Fund’s Board considered respective Selling Fund’s and Buying Fund’s current investment strategies and holdings. Also please see response to Comment 1.
Comment 13: Please explain the reason for the Board’s consideration of expense ratios prior to giving effect to any applicable performance incentive adjustment.
Response: The agreement by the investment manager and its affiliates to waive fees and cap expenses is made prior to the application of any applicable performance incentive adjustment (PIA). Performance by the investment manager may therefore skew the perception of a Fund’s relative expenses when compared to another Fund. For example, if the investment manager has underperformed in managing Fund A and outperformed in managing Fund B, it may appear that Fund A has lower expenses than Fund B, which may or may not be accurate, as the PIA adjustment will vary with the performance experience of the Funds. Moreover, there are certain Funds that do not have a PIA. The Board has determined that the most appropriate way to compare funds on a common or relative basis is to remove the impact of any PIA, which is calculated after the application of any applicable cap.
Proxy Voting and Shareholder Meeting Information
Comment 14: Please confirm the underlined language in the following statement is accurate: “With respect to the Seligman Selling Fund Reorganization, if not enough votes are received by the time scheduled for the Meeting, or, even if a quorum is present, if sufficient votes in favor of any Reorganization are not received and tabulated prior to the time scheduled for the Meeting, the chairman of the Meeting may adjourn the Meeting, with no notice other than an announcement at the Meeting, to a date not later than the 120th day after the original record date for the Meeting to allow further solicitation of shareholders on the proposed Reorganization.
Response: For the Seligman Selling Fund the underlined language in the above-referenced comment is accurate and is based on the provisions of the Fund’s By-Laws.

PART B OF FORM N-14, STATEMENT OF ADDITIONAL INFORMATION
(ALL FUNDS, AS APPLICABLE)
Comment 15: In the list of investments in securities, note those securities that will be sold as a result of the Reorganization, if known.
Response: There are no known securities that will be sold as a result of the Reorganization.
In connection with the above-referenced Registration Statements, each Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,
/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Group Counsel Ameriprise Financial, Inc.

EXHIBIT A
At meetings of the Funds’ Boards of Directors/Trustees (the Board) in June 2009 (for Proposal 3, Proposal 4 and Proposal 5) and September 2009 (for Proposal 1, Proposal 2 and Proposal 6), RiverSource Investments, LLC, the investment manager for each of the Buying Funds and the Selling Funds in the proposed reorganizations, presented relevant information for the Board to determine the proper accounting survivor with respect to the proposed reorganization based upon the guidance of the Commission Staff in North American Security Trust (pub. avail. August 5, 1994). In North American Security Trust, the Staff stated that it would not recommend enforcement action in accordance with Rule 482 under the Securities Act of 1933, as amended, or Rule 34b-1 under the Investment Company Act of 1940, as amended, if an investment company formed as a result of merging three investment companies advertised its historical performance using, for periods prior to the reorganization, the performance data of the predecessor investment company that it most closely resembled. The Staff stated that, in determining whether any predecessor investment company resembles a new or surviving investment company closely enough to justify the use of the predecessor investment company’s performance, the factors to be considered are the investment companies’: (i) investment advisers; (ii) investment objectives, policies, and restrictions; (iii) expense structures and expense ratios; (iv) asset sizes; and (v) portfolio compositions. The Staff also stated that the survivor of a business combination for accounting purposes (i.e., the investment company whose financial statements are carried forward) would typically be the investment company whose historical performance may be used by a new or surviving investment company. We understand that the factors used by accountants to determine the accounting survivor of a business combination are essentially identical to those articulated by the Staff in North American Security Trust.
Applying the North American Security Trust factors to the proposed reorganizations strongly suggests that, in each case, the Buying Fund would be considered the accounting survivor for each proposed reorganization:

Proposal 1:	Proposed reorganization of RiverSource Partners Aggressive Growth Fund (Selling Fund) into RiverSource Mid Cap Growth Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that it will invest 80% of its net assets at the time of purchase in the common stocks of mid-capitalization companies.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund based on net assets at July 31, 2009, whereby the net asset level of the Buying Fund is greater than that of the Selling Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Selling Fund prior to the reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 2:	Proposed reorganization of RiverSource Partners Select Value Fund (Selling Fund) into RiverSource Mid Cap Value Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the

Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.
(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that under normal circumstances it will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of mid-sized companies.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund based on net assets at July 31, 2009, whereby the net asset level of the Buying Fund is greater than that of the Selling Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Selling Fund prior to the reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 3:	Proposed reorganization of RiverSource Partners Small Cap Equity Fund (Selling Fund) into Seligman Smaller-Cap Value Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s definition of small market companies as those with a market capitalization of $3 billion or less at the time of investment.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund including that the management fee of the combined fund will not be subject to a performance incentive arrangement whereas the Selling Fund’s management fee is subject to such an arrangement.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Selling Fund based on net assets at April 30, 2009, whereby the net asset level of the Selling Fund is greater than that of the Buying Fund. (However, the Board took into account that following the Buying Fund’s acquisition of RiverSource Small Cap Advantage Fund, which had been approved by shareholders on June 2, 2009 and subsequently occurred on Sept. 11, 2009, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund.)

(v)	Following the realignment of the combined fund’s portfolio, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 4:	Proposed reorganization of RiverSource Partners Small Cap Growth Fund (Selling Fund) into Seligman Frontier Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the

Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.
(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that it invests at least 65% of its net assets in small cap companies whereas the Selling Fund invests at least 80% of its net assets in such companies.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund including that the management fee of the combined fund will not be subject to a performance incentive arrangement whereas the Selling Fund’s management fee is subject to such an arrangement.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Selling Fund based on net assets at April 30, 2009, whereby the net asset level of the Selling Fund is greater than that of the Buying Fund.

(v)	Following the realignment of the combined fund’s portfolio, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 5:	Proposed reorganization of Seligman Global Smaller Companies Fund (Selling Fund) into RiverSource Partners International Small Cap Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager, subadviser and portfolio managers as the Buying Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that under normal circumstances it will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in stocks of small companies which it defines as having a market capitalization within the range of companies in the S&P Global ex-U.S. Small Cap Index.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund including that the management fee of the combined fund will be subject to a performance incentive arrangement whereas the Selling Fund’s management fee is not subject to such an arrangement.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Selling Fund based on net assets at April 30, 2009, whereby the net asset level of the Selling Fund is greater than that of the Buying Fund.

(v)	Following the realignment of the combined fund’s portfolio, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 6:	Proposed reorganization of RiverSource Tax-Exempt Money Market Fund (Selling Fund) into RiverSource Government Money Market Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio management team as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio management team, its tenure with the Selling Fund is longer than with the Buying Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that it will normally invest at least 80% of its net assets in high-quality, short-term money market securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities.

(iii)	At the time of reorganization, the expense structure of the combined fund is expected to be the same as both the Buying Fund and the Selling Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund based on net assets at July 31, 2009, whereby the net asset level of the Buying Fund is greater than that of the Selling Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Selling Fund prior to the reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
The investment manager therefore believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

EXHIBIT B
PROPOSAL 1. REORGANIZATION OF RIVERSOURCE PARTNERS AGGRESSIVE GROWTH FUND INTO RIVERSOURCE MID CAP GROWTH FUND
The principal investment risks associated with the Selling Fund and the Buying Fund are substantially similar because the Funds have similar investment objectives, principal investment strategies and investment policies. With respect to investment policies, although the Buying Fund is required to invest 80% of its net assets in equity securities of medium-sized companies and the Selling Fund does not have this investment requirement, which may present the increased risk of investing in midsized companies for the Buying Fund, currently both Funds have approximately the same exposure to investments in mid-sized companies. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. The Funds are subject to the principal investment risks described below.
PROPOSAL 2. REORGANIZATION OF RIVERSOURCE PARTNERS SELECT VALUE FUND INTO RIVERSOURCE MID CAP VALUE FUND
The principal investment risks associated with the Selling Fund and the Buying Fund are substantially similar because the Funds have similar investment objectives, principal investment strategies and investment policies. Although both of the Funds have similar limitation with respect to foreign investing, the Buying Fund currently has higher exposure to these types of investments and therefore presents increased exposure to the risks of foreign investing. With regards to investment policies, although the Buying Fund is required to invest 80% of its net assets in equity securities of medium-sized companies and the Selling Fund does not have this investment requirement, which may present the increased risk of investing in mid-sized companies for the Buying Fund, currently both Funds have approximately the same exposure to investments in mid-sized companies. In addition, the Selling Fund has the ability to buy and sell foreign currency, which may present the increased risk of foreign investing, but currently the Selling Fund does not hold any foreign currencies. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. The Funds are subject to the principal investment risks described below.
PROPOSAL 3. REORGANIZATION OF RIVERSOURCE PARTNERS SMALL CAP EQUITY FUND INTO SELIGMAN SMALLER-CAP VALUE FUND
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, principal investment strategies and investment policies. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.
PROPOSAL 4. REORGANIZATION OF RIVERSOURCE PARTNERS SMALL CAP GROWTH FUND INTO SELIGMAN FRONTIER FUND
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives and principal investment strategies. However, the Selling Fund may expose shareholders to a greater risk of investing in small capitalization companies than the Buying Fund due to the Selling Fund’s investment strategy of investing at least 80% of its net assets in securities of small capitalization companies, while the Buying Fund’s investment strategy is to invest at least 65% of its net assets in securities of small capitalization companies. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Also, due to the fact that the Buying Fund’s portfolio turnover rate is higher than the Selling Fund’s as of their respective fiscal year ends, the Buying Fund’s shareholders may be impacted by higher taxable income when Fund shares are held in a taxable account. Both Funds are subject to the principal investment risks described below.
PROPOSAL 5. REORGANIZATION OF SELIGMAN GLOBAL SMALLER COMPANIES FUND INTO RIVERSOURCE PARTNERS INTERNATIONAL SMALL CAP FUND
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because both Funds have similar investment objectives, principal investment strategies and investment policies. With regard to investment strategies, the Buying Fund may expose shareholders to greater foreign risk due to the Buying Fund’s greater ability to invest predominantly in equity securities of non-U.S. companies. Also the Selling Fund currently has greater exposure to emerging market and illiquid securities and therefore may expose shareholders to greater emerging market and liquidity risks. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Also, due to the fact that the Buying Fund’s portfolio turnover rate is higher than the Selling Fund’s as of their respective fiscal year ends, the Buying Fund’s shareholders may be impacted by higher taxable income when Fund shares are held in a taxable account. Both Funds are subject to the principal investment risks described below.
PROPOSAL 6. REORGANIZATION OF RIVERSOURCE TAX-EXEMPT MONEY MARKET FUND INTO RIVERSOURCE GOVERNMENT MONEY MARKET FUND
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund generally are similar because both Funds are money market funds, although the Selling Fund invests primarily in municipal obligations (exempt from federal income tax and the alternative minimum tax), whereas the Buying Fund invests primarily in securities of the U.S. government, its agencies and instrumentalities. If the Reorganization is approved, it may result in tax implications for Selling Fund shareholders (becoming Buying Fund shareholders) since the Buying Fund generates income distributions subject to federal income tax. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.